Farmers New World Life Insurance Company Legal Department 3003 77th Avenue S.E. Mercer Island, Washington 98040 Patrick J. Carty Vice President & General Counsel
Direct: Main: Fax:	206/275-8152 206/275-8140 206/275-8144

December 28, 2011

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmers Annuity Separate Account A (“Registrant”)
Post-Effective Amendment No. 16 under the Securities Act of 1933 and Amendment No. 17 under the Investment Company Act of 1940 to
Form N-4 Registration Statement; File Nos. 333-85183 and 811-09547
CIK No: 0001089912

Commissioners:

On behalf of the Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (“1933 Act”), I hereby request withdrawal of the above-captioned post-effective amendment (“Amendment”) filed with the Commission on October 28, 2011. The Amendment has not become effective by operation of time, no securities have been sold in reliance thereon, and no preliminary prospectuses relating to the Amendment have been delivered.

The reason for the withdrawal request is that Registrant has decided not to affect the increase in mortality and expense risk charge and change to guaranteed minimum death benefit that caused Registrant to file the Amendment.

For the foregoing reasons, I submit that withdrawal of the Amendment would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Sincerely,

/s/:  Patrick J. Carty

Patrick J. Carty